21001584

N

Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 17 2021

Washington DC
410

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KEITH AUFHAUSER 212-246-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER LLC
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SUITE 4103	ISELIN	NY	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Keith Aufhauser

Signature

PRESIDENT

Title

LENA A DIMINO
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. # 01DI6030099
COMM. EXP. 09/27/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUFHAUSER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

AND

SEC FORM X-17-A-5, PART III

YEAR ENDED DECEMBER 31, 2020

AUFHAUSER SECURITIES, INC.

TABLE OF CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Aufhauser Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aufhauser Securities, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2021

AUFHAUSER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets	
Cash and cash equivalents	$ 3,677,236
Receivable from clearing broker	280,973
Other receivables	13
Total Assets	$ 3,958,222
Liabilities & Stockholder's Equity	
Note payable	$ 30,600
Payable to clearing broker	39,584
Accounts payable and accrued expenses	126,807
Total Liabilities	196,991
Stockholder's Equity	
Common Stock	30,000
Additional Paid-in Capital	2,480,000
Retained Earnings	1,251,231
Total Stockholder's Equity	3,761,231
Total Liabilities and Stockholder's Equity	$ 3,958,222

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF INCOME

Year Ended December 31, 2020

Income	
Commissions	$ 1,148,167
Interest	12,336
Other	37,185
Total Income	$ 1,197,688
Expenses	
Employee compensation and benefits	491,053
Commission, clearing and exchange fees	404,698
Occupancy and support services	108,000
Professional and regulatory fees	36,367
Other	34,487
Total Expenses	1,074,605
Income before income taxes	123,083
Provision for income taxes	24,509
Net Income	$ 98,574

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2020

	Common Stock	Paid-In Capital	Retained Earnings
Balance as of 1/1/2020	$ 30,000	$ 480,000	$ 1,152,657
Capital contribution		2,000,000	
Net Income			98,574
Balance as of 12/31/2020	$ 30,000	$ 2,480,000	$ 1,251,231

See Accompanying Notes to Financial Statements

AUFHAUSER SECURITIES, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 98,574
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in Receivable from clearing broker	(142,367)
Increase in Other receivables	(13)
Increase in Payable to clearing broker	39,140
Increase in Accounts payable and accrued expenses	59,406
Net cash provided by operating activities	**54,740**
Cash flows from financing activities:	
Capital contribution	2,000,000
Proceeds from issuing Note payable	30,600
Net cash provided by financing activities	**2,030,600**
Net increase in cash and cash equivalents	**2,085,340**
Cash and cash equivalents, beginning of year	**1,591,896**
Cash and cash equivalents, end of year	**$ 3,677,236**
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 24,232
Interest	$ 3,537

See Accompanying Notes to Financial Statements

1. Organization and Nature of Business

Aufhauser Securities, Inc. (the "Company") operates as a discount broker located in New York City, New York. It was formed in New York State on June 14, 1994; is registered as a securities broker-dealer under the Securities and Exchange Act of 1934; and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears securities transactions on a fully disclosed basis through a clearing broker. Accordingly, it operates under the exemption provisions of SEC Rule 15c3-3, paragraph (k)(2)(ii) pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred.

Cash and Cash Equivalents
At December 31, 2020, Cash amounted to $268,090 and Cash equivalents amounted to $3,409,146. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents at December 31, 2020 consist of a liquid US Treasury money market fund of short-term government securities.

The Company's cash balance may at times exceed the FDIC insurance limit.

2. Summary of Significant Accounting Policies – *continued*

Income Taxes
The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with ASC 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to amounts estimated to be realized.

Stockholder's Equity
The Company has 200 common stock shares authorized, with a par value of $300 per share. 100 shares are issued and outstanding as of December 31, 2020.

3. Clearing Broker – Receivable and Payable

Receivable from clearing broker in the amount of $280,973 at December 31, 2020 includes the Company's required cash deposit of $100,000; commissions revenue receivable; and amounts receivable for unsettled securities trades. Payable to clearing broker of $39,584 at December 31, 2020 represents unpaid service fees under the clearing broker agreement. Accrued expenses includes estimated unbilled service fees of $27,000 due to the clearing broker as of December 31, 2020.

The Company executes securities trades on behalf of its customers which are cleared on a fully disclosed basis by the clearing broker. The counterparties of these transactions primarily include broker-dealers, banks and other financial institutions. The Company is subject to credit risk in the event the securities trade counterparty does not fulfill its trade obligations. Under the terms of its clearing broker agreement, the Company is responsible to indemnify the clearing broker for any losses resulting from the Company's or counterparty's failure to fulfill their contractual obligations, and these losses are not capped. At December 31, 2020, the Company had no such liability.

The Company's clearing broker agreement was effective as of the Company's commencement of operations; is on-going subject to periodic mutually agreeable amendment; and is cancellable by either party with 90-days' notice.

4. Customer Concentration

Ten customers generated over 95% of the Company's revenues for the year ended December 31, 2020, of which two represented approximately 70% and 10%, respectively.

5. Fair Value Measurement - Securities

Securities owned are recorded at fair value according to the fair value hierarchy set forth by GAAP, as explained below. At December 31, 2020, the Company's securities consisted of the money market fund referred to in Note 1, in the amount of $3,409,146, which represented a Level 1 valuation.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability, and rely upon management's judgment about the appropriate assumptions and inputs.

6. Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of the normal course of business as a securities broker-dealer. The Company is not aware of any such matters as of December 31, 2020 and for the year then ended.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $3,723,635 which was $3,473,635 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

8. Taxes

The Company had Federal income tax expense of $24,509 for the year ended December 31, 2020. The Company is also subject to New York State and New York City business taxes, which amounted to $18,720, included in Other Expenses, for the year ended December 31, 2020. Associated Federal, state and local tax liabilities of approximately the expense amounts are included in Accounts payable and accrued expenses as of December 31, 2020.

No provision for deferred tax expense and deferred taxes payable was required as of December 31, 2020.

The Company's tax returns are subject to examination by taxing authorities in the stated jurisdictions in accordance with the normal statutes of limitations, which are generally three years. No tax examinations occurred during the year ended December 31, 2020

9. Related Party Transactions

The Company has an expense sharing agreement ("Agreement") with an affiliated company. The Agreement covers shared office rent and occupancy expenses utilized by the Company. The Agreement is renewable annually but may be terminated by either party with 30 days' notice.

The Company's costs under the Agreement amounted to $108,000 for the year ended December 31, 2020, of which $9,000 was payable as of December 31, 2020.

10. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted *ASC 326, Financial Instruments – Credit Losses* and *ASC 842, Leases* effective January 1, 2020 and January 1, 2019, respectively. The adoption of these standards did not have a material impact on the Company

11. COVID-19

As a result of the COVID-19 pandemic, the Company was subject to a mandatory New York State-wide business stay-at-home order during the March 2020 to June 2020 period. In response, the Company made the necessary operating changes for employees to work remotely from home. The Company will continue to operate remotely for the duration of the COVID-19 pandemic.

Note payable of $30,600 at December 31, 2020 represents an SBA loan obtained under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"). The Company expects to retire the loan during 2021 before the commencement of interest charges.

12. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued. No material subsequent events occurred during this period that are required to be recognized or disclosed in the financial statements as of December 31, 2020 and for the year then ended.

AUFHAUSER SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2020

Stockholder's Equity		**$ 3,761,231**
Addition:		
Forgivable Expense Amount – Note payable		30,600
Deductions:		
Non-allowable assets		(13)
Haircuts on Securities		
2% - money market fund -		
$3,409,146		(68,183)
Net capital		**$ 3,723,635**
Net capital requirements:		
6 2/3% of net aggregate indebtedness	$ 6,654	
Minimum net capital	$ 250,000	
Greater of above		(250,000)
Excess net capital		**$ 3,473,635**
Aggregate indebtedness:		
Total Liabilities		$ 196,991
Less: Forgivable Expense Amount – Note payable		(30,600)
Less: Payable to clearing broker		(66,584)
Aggregate indebtedness		**$ 99,807**
Ratio: aggregate indebtedness to net capital		**0.03 to 1**

There are no material differences between the above computation and the computation included in the Company's amended unaudited Form X-17A-5 Part IIA filing as of December 31, 2020, which was filed on March 8, 2021.

See Report of Independent Registered Public Accounting Firm

AUFHAUSER SECURITIES, INC.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Year Ended December 31, 2020

The Company operates under the exemptive provisions of SEC Rule 15c3-3, paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

AUFHAUSER SECURITIES, INC.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Year Ended December 31, 2020

The Company operates under the exemptive provisions of SEC Rule 15c3-3, paragraph (k)(2)(ii).

See Report of Independent Registered Public Accounting Firm

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830

(732) 781-2712
berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Aufhauser Securities, Inc.:

We have reviewed management's statements, included in the accompanying **Aufhauser Securities, Inc.** Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Aufhauser Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aufhauser Securities, Inc. claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Aufhauser Securities, Inc. stated that Aufhauser Securities, Inc. met the identified Exemption Provisions throughout the most recent fiscal year without exception. Aufhauser Securities, Inc. management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Pubic Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arcadia Securities, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2021

AUFHAUSER SECURITIES, INC.
MANAGEMENT EXEMPTION REPORT

Year Ended December 31, 2020

Aufhauser Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2020 without exception.

Aufhauser Securities, Inc.

K Aufhauser

Keith Aufhauser
President

AUFHAUSER SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

YEAR ENDED DECEMBER 31, 2020

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholder of
Aufhauser Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and which were agreed to by **Aufhauser Securities, Inc.** (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for year ended December 31, 2020 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 8, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12-31-2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48786 FINRA DEC
AUFHAUSER SECURITIES INC.
112 W 56TH ST 10TH FL
NEW YORK NY 10019-3841

SEC # 8-48786

SEC Mail Processing Section MAR 17 2021 Washington DC 416

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

R. Keith Aufhauser 212-246-0205

2. A. General Assessment (item 2e from page 2) $1,223

B. Less payment made with SIPC-6 filed (**exclude interest**) (592)
8/20/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $631

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $572 on 19th +59 on 21st

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AUFHAUSER SECURITIES INC.
(Name of Corporation, Partnership or other organization)

K Aufhauser
(Authorized Signature)

Dated the 21st day of JANUARY, 20 21.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2020
and ending 12-31-2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,197,688
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	372,279
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,237
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $3,538	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $2,234	
Enter the greater of line (i) or (ii)	3,538
Total deductions	382,054
2d. SIPC Net Operating Revenues	$815,634
2e. General Assessment @ .0015	$1,223
	(to page 1, line 2.A.)